

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Gail McIntyre
Chief Executive Officer
Aravive, Inc.
River Oaks Tower
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

   Re: Aravive, Inc.
    Registration Statement on Form S-3
    Filed November 18, 2022
    File No. 333-268471

Dear Gail McIntyre:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joshua Gorsky at 202-551-7836 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Leslie Marlow, Esq.